UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or Section 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): May 15, 2024

Catcha Investment Corp

(Exact name of registrant as specified in its charter)

Cayman Islands	001-40061	98-1574476
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification Number)

3 Raffles Place #06-01, Bharat Building, Singapore	048617
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: +65 6325-2788

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A Ordinary Shares, par value $0.0001 per share	CHAA	NYSE American LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 or Rule 12b-2 of the Securities Exchange Act of 1934.

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01. Entry into a Material Definitive Agreement.

As previously announced, on August 3, 2023, Catcha Investment Corp (the “Company”), a Cayman Islands exempted company limited by shares, entered into a Business Combination Agreement (as amended on October 2, 2023, January 31, 2024, and February 16, 2024, the “Business Combination Agreement”) with Crown LNG Holding AS, a private limited liability company incorporated under the laws of Norway (“Crown”), Crown LNG Holdings Limited, a private limited company incorporated under the laws of Jersey, Channel Islands, and CGT Merge II Limited, a Cayman Islands exempted company limited by shares. Capitalized terms used in this Current Report on Form 8-K but not otherwise defined herein have the meanings given them in the Business Combination Agreement.

On May 21, 2024, the parties to the Business Combination Agreement entered into that certain amendment to the Business Combination Agreement (the “Amendment”) pursuant to which the parties agreed to extend the date on which the Business Combination Agreement may be terminated by the parties if the conditions to the Closing (as defined in the Business Combination Agreement) have not been satisfied or waived from May 17, 2024 to June 17, 2024. Also, the parties have agreed that the Business Combination Agreement may be terminated by Crown in the event that prior to June 17, 2024, the parties do not receive notice from NASDAQ, NYSE American, or another national securities exchange acceptable to Crown, that the post-business combination public company common stock shall be approved for listing upon the closing of the Business Combination. The non-solicitation provisions of the Business Combination Agreement were amended to expire on May 31, 2024, unless Crown has received notice that the post-business combination public company common stock shall be approved for listing upon the closing of the Business Combination on NASDAQ, NYSE American or another national securities exchange acceptable to Crown.

In addition, at the extraordinary general meeting of the Company’s shareholders (the “Extraordinary General Meeting”) which is described in more detail in Item 5.07 of this Current Report on Form 8-K, the Company’s shareholders approved a proposal to amend the Investment Management Trust Agreement (the “Trust Agreement”), dated as of February 11, 2021, as amended on February 14, 2023 and February 16, 2024, by and between the Company and Continental Stock Transfer & Trust Company (“Continental”), to extend the date on which Continental must liquidate the Trust Account if the Company has not completed its initial business combination, up to three times for one month each from May 17, 2024 to June 17, 2024, July 17, 2024 or August 17, 2024 (the “Trust Agreement Amendment”). On May 15, 2024, the Company and Continental entered into the Trust Agreement Amendment.

The foregoing descriptions of the Amendment and the Trust Agreement Amendment do not purport to be complete and are qualified in their entireties by reference to the Amendment and the Trust Agreement Amendment, copies of which are attached as Exhibit 2.1 and Exhibit 10.1, respectively, to this Current Report on Form 8-K and incorporated herein by reference.

Item 2.03. Creation of a Direct Financial Obligation or an Obligation under an Off-Balance Sheet Arrangement or a Registrant.

As disclosed in the current report on Form 8-K filed by the Company with the Securities and Exchange Commission (the “SEC”) on May 13, 2024, Catcha Holdings LLC, (the “Sponsor”), agreed that if the Extension Amendment Proposal and the Trust Amendment Proposal (as defined below) were approved by the Company’s shareholders at the Extraordinary General Meeting and the Amendment became effective, it or one or more of its affiliates, members or third-party designees (the “Lender”) would deposit into the Trust Account for each month that the Company’s board of directors elects to extend the date by which the Company must consummate the proposed business combination from May 17, 2024 to June 17, 2024, July 17, 2024 or August 17, 2024 (such applicable date, the “Extended Termination Date”), $0.03 for each then-outstanding ordinary share issued in the Company’s initial public offering that is not redeemed, in exchange for one or more non-interest bearing, unsecured promissory notes issued by the Company to the Lender.

On May 15, 2024, the shareholders of the Company approved the Extension Amendment Proposal and the Trust Amendment Proposal (as defined below) at the Extraordinary General Meeting (as described in Item 5.07 of this Current Report on Form 8-K). Accordingly, on May 15, 2024, the Company issued a promissory note in the principal amount of up to $122,839.38 (the “Note”) to the Sponsor. The Note does not bear interest and matures upon closing of the Company’s initial business combination (a “Business Combination”). If the Company completes the proposed Business Combination, it will repay the amounts loaned under the promissory notes or convert a portion or all of the amounts loaned under such promissory notes into warrants at a price of $1.50 per warrant, which warrants will be identical to the private placement warrants issued to the Sponsor at the time of the Company’s initial public offering. If the Company does not complete the proposed business combination by the final applicable Extended Termination Date, such promissory notes will be repaid only from funds held outside of the Trust Account.

The foregoing description of the Note is qualified in its entirety by reference to the full text of the Note, which is incorporated by reference herein and filed herewith as Exhibit 10.2.

Item 5.03. Amendments to Articles of Incorporation or Bylaws; Change in Fiscal Year.

The information included in Item 5.07 is incorporated by reference in this item to the extent required.

Item 5.07. Submission of Matters to a Vote of Security Holdings.

The Company held the Extraordinary General Meeting at 10:00 a.m. Eastern Time on May 15, 2024 for the purposes of considering and voting upon:

●	The Extension Amendment Proposal - to consider and vote upon a proposal to approve a special resolution to amend the Company’s amended and restated memorandum and articles of association to provide the Company’s board of directors the ability to extend the date by which the Company must (1) consummate an initial business combination, (2) cease its operations except for the purpose of winding up if it fails to complete such business combination, and (3) redeem all of the Company’s Class A ordinary shares included as part of the units sold in the Company’s initial public offering that was consummated on February 17, 2021 from May 17, 2024 up to three times by one month each to June 17, 2024, July 17, 2024, or August 17, 2024, which proposal was subject to the approval of the Trust Amendment Proposal which is described below.

●	The Trust Amendment Proposal - to consider and vote upon a proposal to approve a special resolution to amend the Trust Agreement pursuant to the Trust Agreement Amendment, to extend the date on which Continental must liquidate the Trust Account if the Company has not completed its initial business combination, up to three times for one month each from May 17, 2024 to June 17, 2024, July 17, 2024, or August 17, 2024, which proposal is subject to the approval of the Extension Amendment Proposal.

●	The Adjournment Proposal - to consider and vote upon a proposal to approve an ordinary resolution to approve the adjournment of the Extraordinary General Meeting to a later date, if necessary, to permit further solicitation and vote of proxies in the event that there are insufficient votes for the approval of the Extension Amendment Proposal or the Trust Amendment Proposal.

For more information on these proposals, please refer to the Company’s definitive proxy statement filed with the SEC on May 6, 2024, as amended and supplemented. As of the record date of May 6, 2024, there were a total of 9,073,556 ordinary shares issued and outstanding and entitled to vote at the Extraordinary General Meeting. Proxies were received for 7,467,491 ordinary shares, or approximately 82.3% of the shares issued and outstanding and entitled to vote at the Extraordinary General Meeting; therefore a quorum was present.

Shareholders voted to approve the Extension Amendment Proposal. The proposal received the following final voting results:

For	Against	Abstain
7,467,491	0	0

Shareholders voted to approve the Trust Amendment Proposal. The proposal received the following final voting results:

For	Against	Abstain
7,467,491	0	0

The Adjournment Proposal was not presented to the shareholders because there were sufficient votes to approve the Extension Amendment Proposal and the Trust Amendment Proposal.

In connection with the vote to approve the Extension Amendment Proposal and the Trust Amendment Proposal, the holders of 208,674 Class A ordinary shares of the Company properly exercised their right to redeem their shares for cash at a redemption price of approximately $11.52 per share, for an aggregate redemption amount of $2,403,928.46. As a result, following satisfaction of such redemptions and after giving effect to the conversion of an aggregate of 7,350,350 Class B ordinary shares into an equal number of Class A ordinary shares held by Catcha Holdings LLC as previously disclosed in the Company’s current report on Form 8-K filed with the SEC on May 13, 2024, the Company has 8,715,232 Class A ordinary shares outstanding and the balance in the Trust Account is approximately $15.72 million as of May 17, 2024.

A copy of the Third Amendment to the Amended and Restated Memorandum and Articles of Association of Catcha as adopted on May 15, 2024 by special resolution of the shareholders is attached to this Current Report on Form 8-K as Exhibit 3.1 and is incorporated herein by reference.

Item 9.01. Financial Statements and Exhibits.

(d)	Exhibits.

Exhibit	Description

2.1	Amendment No. 4 to Business Combination Agreement dated May 21, 2024

3.1	Third Amendment to the Amended and Restated Memorandum and Articles of Association of Catcha Investment Corp

10.1	Amendment No. 3 to the Investment Management Trust Agreement, dated May 15, 2024, by and between Catcha Investment Corp and Continental Stock Transfer & Trust Company, as trustee

10.2	Promissory Note, dated May 15, 2024, between Catcha Investment Corp and the Sponsor

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Catcha Investment Corp

By:	/s/ Patrick Grove
Name:	Patrick Grove
Title:	Chairman and Chief Executive Officer

Dated: May 21, 2024

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